UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(address of principal executive offices)

Indicate by check mark whether the registrant files, or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

Annual General Meeting Results

On June 30, 2025, Wallbox N.V. (the “Company” or “Wallbox”) held its annual general meeting of shareholders (the “AGM”). At the AGM, a total of 184,411,462 of the Company’s Class A ordinary shares (“Class A Shares”) and Class B ordinary shares (“Class B Shares”) were represented by proxy, representing approximately 72.3% in voting power of the Company’s ordinary shares as of the June 2, 2025 record date. Each Class A Share is entitled to one vote, and each Class B Share is entitled to 10 votes. The Class A Shares and the Class B Shares voted together as a class on each of the voting items presented at the AGM.

The following are the voting results for the voting items considered and voted upon at the AGM, each as described in the convocation notice and explanatory notes thereto made available to shareholders on May 30, 2025.

Voting Item 1: Adoption of the Annual Accounts for the Financial Year 2024

For	Against	Abstain
305,753,151	51,049	114,399

Voting Item 2: Discharge from Liability of the Directors for the Performance of Their Duties During the Financial Year 2024

For	Against	Abstain
305,193,437	379,456	345,706

Voting Item 3(a): Reappointment of Enric Asunción Escorsa as Executive Director

For	Against	Abstain
305,493,376	289,481	135,742

Voting Item 3(b): Reappointment of Beatriz González Ordóñez as Non-executive Director

For	Against	Abstain
305,490,672	292,050	135,877

Voting Item 3(c): Reappointment of Francisco J. Riberas Mera as Non-executive Director

For	Against	Abstain
305,492,484	289,905	136,210

Voting Item 3(d): Reappointment of Ferdinand Schlutius as Non-executive Director

For	Against	Abstain
305,515,136	259,254	144,209

Voting Item 3(e): Reappointment of Jordi Lainz Gavalda as Non-executive Director

For	Against	Abstain
305,508,693	264,721	145,185

Voting Item 3(f): Appointment of Juan González del Castillo Burgos as Non-executive Director

For	Against	Abstain
305,521,829	258,603	138,167

Voting Item 4: Authorization of the Board to Acquire Shares in its Own Capital

For	Against	Abstain
267,566,216	38,239,134	113,249

Voting Item 5: Designation of the Board as the corporate body authorized to issue shares and grant rights to subscribe for shares

For	Against	Abstain
267,221,557	38,421,447	275,595

Voting Item 6: Designation of the Board as the corporate body authorized to limit and/or exclude pre-emptive rights in relation to an issuance of shares or a granting of rights to subscribe for shares

For	Against	Abstain
267,225,037	38,421,870	271,692

Voting Item 7: Reappointment of Ernst & Young Accountants, LLP as external auditor for the financial year 2025

For	Against	Abstain
305,742,909	44,192	131,498

Voting Item 8: Increase of the authorized capital and amendment of the articles of association of the Company

For	Against	Abstain
305,339,084	303,018	276,497

Voting Item 9: Reverse stock split and amendment of the articles of association of the Company

For	Against	Abstain
295,895,118	604,477	9,419,004

Voting Item 10: Cancellation of fractional shares held or acquired by the Company

For	Against	Abstain
296,095,594	150,894	9,672,111

Voting Item 11: Offset of losses against share premium

For	Against	Abstain
305,417,885	226,631	274,083

Based on the foregoing votes, the shareholders approved each of such voting items.

Approval of Reverse Stock Split

At the AGM, the shareholders approved a reverse stock split of the Class A Shares in the capital of the Company, Class B Shares in the capital of the Company and ordinary conversion shares in the capital of the Company (together with the Class A Shares and the Class B Shares, the “Shares”), with a range between 10:1 and 40:1 as determined by the Company’s Board of Directors (the “Board”) in its discretion. Following the AGM, the Board approved a 1-for 20 reverse stock split (the “Reverse Stock Split”) of the Company’s Shares.

The Reverse Stock Split is expected to become effective on July 3, 2025 Central European Summer Time (the “Effective Time”), with the Company’s Class A Shares to halt trading at 7:50 p.m. Eastern Time on July 2, 2025, and begin trading on a split-adjusted basis on July 3, 2025 under the existing symbol “WBX” and new CUSIP number N94209 124. In connection with the Reverse Stock Split, every 20 shares of the Company’s Shares issued as of the Effective Time will be automatically converted into one share. Any fractional shares created as a result of such consolidation and conversion will be subject to the rights specified in Article 38 of the draft Deed of Amendment of the Articles of Association of the Company, as further described in the Company’s Convocation Notice and Explanatory Notes included at Exhibit 99.2 to the Company’s Form 6-K furnished with the Securities and Exchange Commission (the “SEC”) on May 30, 2025.

As a result of the Reverse Stock Split, proportionate adjustments will be made to the number of Shares underlying the Company’s outstanding warrants, equity awards and any other rights to receive Class A shares or Class B Shares, as well as the number of shares that remain issuable under the Company’s equity incentive plans and existing agreements and the related exercise or conversion price, as applicable.

Forward Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Form 6-K other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Reverse Stock Split process and the expected Effective Time. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “focus,” “forecast,” “intend,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks relating to the Company’s Reverse Stock Split and timing thereof; the Company’s ability to comply with the continued listing rules of the New York Stock Exchange; and the other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this Form 6-K. Any forward-looking statement that Wallbox makes in this Form 6-K speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Incorporation by Reference

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3, as amended (Files No. 333-268347, 333-268792, 333-271116, 333-273323, 333-276491 and 333-281952), and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Enric Asunción Escorsa
Name:	Enric Asunción Escorsa
Title:	Chief Executive Officer

Date: July 2, 2025